

Tanger Factory Outlet Centers, Inc.

Supplemental Operating and Financial Data

September 30, 2002

Notice

This Supplemental Operating and Financial Data may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect management's current views with respect to future events and financial performance relating to our re-merchandising strategy, the renewal and re-tenanting of space, tenant sales and sales trends, interest rates, fund from operations, the development of new centers, the opening of ongoing expansions, coverage of the current dividend and the impact of sales of land parcels. These forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those projected due to various factors including, but not limited to, the risks associated with general economic and local real estate conditions, the availability and cost of capital, our ability to lease our properties, our inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, and competition. For a more detailed discussion of the factors that affect our operating results, interested parties should review the Tanger Factory Outlet Centers, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

This Supplemental Operating and Financial Data is not an offer to sell or a solicitation to buy any securities of the Company. Any offers to sell or solicitations to buy any securities of the Company shall be made only by means of a prospectus.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 09/30/02

Tanger Outlets

Table of Contents

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 09/30/02

Tanger Outlets

Quarterly Highlights from Press Release dated October 29, 2002

Greensboro, NC, October 29, 2002, Tanger Factory Outlet Centers, Inc. (NYSE:SKT) today reported funds from operations (FFO) for the third quarter of 2002 increased 10% to $10.3 million compared to $9.4 million in the same quarter of 2001. On a per share basis, FFO increased by 5% in the third quarter of 2002 to $.84, compared to $.80 in the same quarter of 2001. For the nine months ended September 30, 2002, FFO increased 9% to $28.6 million, compared to $26.3 million in the same period of 2001. On a per share basis, FFO increased by 6% for the nine months ended September 30, 2002 to $2.38, compared to $2.24 in the same period of 2001. Net income for the third quarter of 2002 increased 29% to $.22 per share compared to net income of $.17 per share in the same quarter of 2001. Net income for the first nine months of 2002 increased 67% to $.55 per share compared to $.33 per share for the same period of 2001. All FFO and net income calculations are on a fully diluted basis and assume full conversion of the minority interest in the operating partnership.

Based on current market conditions, we currently expect our 2003 FFO to range between $3.41 and $3.49 per share for the year. On a quarterly basis, we expect FFO for 2003 to range between $.78 and $.80 per share in the first quarter, $.79 to $.81 per share in the second quarter, $.85 to $.87 per share in the third quarter and $.99 to $1.01 per share in the fourth quarter of the year.

Reported same-space sales per square foot for the rolling twelve months ended September 30, 2002 were $297 per square foot. This represents a 6% increase compared to the same period in 2001. Same-space sales is defined as the weighted average sales per square foot reported in space open for the full duration of each comparison period. Our ability to attract high volume tenants to many of our outlet centers continues to improve the average sales per square foot throughout our portfolio. During 2002, we have added 26 new tenants to our portfolio, 18 of which were added in the third quarter, including Baby Gap, Dooney and Bourke, Puma, Chico's, Escada and Versace.

Reported tenant sales for the first nine months of 2002 for all Tanger Outlet Centers increased 2% to $985 million compared to $968 million in 2001. Reported same-store sales for the nine months ended September 30, 2002, defined as the weighted average sales per square foot reported by tenants for stores open since January 1, 2001 were flat. Sales in the third quarter were adversely affected by several hurricanes and unseasonably warm weather during the important Back to School season.

Through September 30, 2002, we renewed approximately 744,000 square feet, or 80%, of the 935,000 square feet coming up for renewal during the current year at an average base rental rate 1% higher than the expiring rate. We anticipate that most of the remaining leases up for renewal will either be renewed with the existing tenants during 2002 or re-tenanted during the next twelve months. We also re-tenanted approximately 191,000 square feet of vacant space during the first nine months of 2002 at a 3% increase in the average base rental rate from that which was charged previously.

In September 2002, we completed a 1,000,000 common share offering that generated net proceeds of approximately $28,000,000. No current shareholders, including the Tanger family, sold any shares through this public offering. As a result of the offering, on a fully diluted basis, there are 12,785,719 shares outstanding, of which the Tanger family continues to own 3,190,651 shares, representing approximately 25% of the company's fully diluted shares. The average shares traded each day have increased substantially during the past year.

Immediately following this capital transaction, we completed the acquisition of Kensington Valley Factory Shops located in Howell, Michigan, within the greater Detroit metropolitan region. The established center contains approximately 325,000 square feet, is 100% occupied, and has been renamed the Tanger Outlet

Center at Kensington Valley. The purchase price of $37.5 million represents an approximate 12% capitalization rate on the existing net operating income. The accretive acquisition was funded with proceeds from the sale of our Fort Lauderdale property in June of this year and a portion of the net proceeds from the one million common share offering.

We also announced during the third quarter that John Hancock Life Insurance Company has retained us for a fee as the exclusive manager of an existing 329,000 square foot factory outlet shopping center located in Vero Beach, Florida. The property is in the process of being renamed Tanger Outlet Center at Vero Beach. We will manage the day-to-day operations, marketing and leasing of the established outlet center.

Stanley K. Tanger, Chairman of the Board and Chief Executive Officer, said, "Our third quarter was full of activity and our results came in as expected. We completed a very successful common share offering and immediately put those funds to work with the acquisition of the center in Howell, Michigan. We were also pleased that John Hancock has selected the Tanger management team to oversee their outlet center in Vero Beach, Florida. We believe we can add value to the center through capitalizing on the Tanger brand name, increasing consumer traffic and improving the tenant mix at the center. We are proud that our company has paid out over $226,000,000 in cumulative dividends to shareholders during the past 37 consecutive quarters. Historically a portion of the dividend is classified as return of capital and may have advantageous tax benefits to investors.

Tanger Factory Outlet Centers, Inc., a fully integrated, self-administered and self-managed publicly-traded REIT, presently has ownership interests in or management responsibilities for 34 shopping centers in 21 states coast-to-coast, totaling approximately 6,200,000 million square feet, leased to over 1,500 stores that are operated by over 250 different brand name companies. As of September 30, 2002, our existing wholly and partially owned centers were 96% occupied. We are filing a Form 8-K with the Securities and Exchange Commission that includes a supplemental information package for the quarter ended September 30, 2002. For more information on Tanger Outlet Centers, visit our web site at www.tangeroutlet.com.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 09/30/02

Tanger Outlets

Geographic Diversification

As of September 30, 2002			
State	**# of Centers**	**GLA**	**% of GLA**
Georgia	4	950,590	17%
New York	1	729,238	13%
Texas	2	619,426	11%
Tennessee	2	448,535	8%
Michigan	2	437,651	8%
Missouri	1	277,494	5%
Iowa	1	277,230	5%
South Carolina (1)	1	260,006	5%
Pennsylvania	1	255,059	4%
Louisiana	1	245,199	4%
Florida	1	198,789	3%
North Carolina	2	187,702	3%
Arizona	1	184,768	3%
Indiana	1	141,051	3%
Minnesota	1	134,480	2%
California	1	105,950	2%
Maine	2	84,397	1%
Alabama	1	80,775	1%
New Hampshire	2	61,745	1%
West Virginia	1	49,252	1%
Massachusetts	1	23,417	--%
Total	30	5,752,754	100%

(1) Includes one center totaling 260,006 sq. ft. of which Tanger owns a 50% interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 09/30/02

Tanger Outlets

Property Summary – Occupancy

Location	Total GLA 09/30/02	% Occupied 09/30/02	% Occupied 06/30/02	% Occupied 03/31/02	% Occupied 12/31/01	% Occupied 09/30/01
Riverhead, NY	729,238	99%	99%	98%	100%	96%
San Marcos, TX	441,936	98%	98%	98%	98%	97%
Sevierville, TN	353,977	100%	100%	100%	100%	100%
Commerce II, GA	342,556	96%	97%	95%	99%	97%
Howell, MI	325,231	100%	n/a	n/a	n/a	n/a
Branson, MO	277,494	100%	98%	94%	100%	99%
Williamsburg, IA	277,230	99%	98%	97%	96%	97%
Myrtle Beach, SC (1)	260,006	100%	100%	n/a	n/a	n/a
Lancaster, PA	255,059	96%	96%	94%	100%	100%
Locust Grove, GA	248,854	100%	98%	100%	98%	97%
Gonzales, LA	245,199	98%	96%	97%	97%	99%
Sanibel, FL	198,789	97%	93%	96%	97%	94%
Commerce I, GA	185,750	87%	90%	84%	79%	81%
Casa Grande, AZ	184,768	90%	89%	89%	94%	84%
Terrell, TX	177,490	100%	95%	96%	94%	92%
Dalton, GA	173,430	98%	96%	90%	94%	95%
Seymour, IN	141,051	80%	76%	73%	76%	74%
North Branch, MN	134,480	100%	100%	100%	100%	99%
West Branch, MI	112,420	100%	98%	100%	95%	95%
Barstow, CA	105,950	57%	57%	59%	76%	76%
Blowing Rock, NC	105,448	100%	100%	100%	100%	100%
Pigeon Forge, TN	94,558	94%	100%	100%	96%	94%
Nags Head, NC	82,254	100%	100%	100%	100%	100%
Boaz, AL	80,775	91%	93%	93%	93%	93%
Kittery I, ME	59,694	100%	100%	100%	100%	100%
LL Bean, NH	50,745	100%	100%	100%	100%	100%
Martinsburg, WV	49,252	51%	57%	73%	93%	100%
Kittery II, ME	24,703	94%	94%	94%	100%	100%
Bourne, MA	23,417	100%	100%	100%	100%	100%
Clover, NH	11,000	100%	100%	100%	100%	100%
Ft Lauderdale, FL	n/a	n/a	n/a	100%	100%	100%
Total	**5,752,754**	**96%**	**96%**	**95%**	**96%**	**95%**



Portfolio Weighted Average Occupancy at the End of Each Period

(1) Includes one center totaling 260,006 sq. ft. of which Tanger owns a 50% interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 09/30/02

Tanger Outlets

Major Tenants

Ten Largest Tenants As of September 30, 2002			
Tenant	**# of Stores**	**GLA**	**% of Total GLA**
The Gap, Inc.	37	386,111	6.7%
Phillips-Van Heusen	73	324,881	5.6%
Liz Claiborne	40	324,155	5.6%
Reebok International	25	178,361	3.1%
Dress Barn, Inc.	20	143,512	2.5%
Sara Lee Corporation	32	123,040	2.1%
Mikasa	15	120,086	2.1%
Brown Group Retail	24	118,246	2.1%
Polo Ralph Lauren	16	110,451	1.9%
VF Factory Outlet	4	105,697	1.8%
Total of All Listed Above	286	1,934,540	33.6%

(1) Includes one center totaling 260,006 sq. ft. of which Tanger owns a 50% interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 09/30/02

Tanger Outlets

Lease Expirations as of September 30, 2002

Percentage of Total Gross Leasable Area (1)



Percentage of Total Annualized Base Rent (1)



(1) Includes one center totaling 260,006 sq. ft. of which Tanger owns a 50% interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 09/30/02

Leasing Activity

	03/31/02	06/30/02	09/30/02	12/31/02	Year to Date
Re-tenanted Space:					
Number of leases	24	10	18		52
Gross leasable area	93,943	37,653	59,821		191,417
New base rent per square foot	$13.93	$18.20	$16.62		$15.61
Prior base rent per square foot	$12.75	$18.34	$16.79		$15.11
Percent increase in rent per square foot	9.2%	(0.8%)	(1.0%)		3.3%
Renewed Space:					
Number of leases	115	33	52		200
Gross leasable area	403,956	129,040	211,221		744,217
New base rent per square foot	$16.24	$18.22	$12.09		$15.41
Prior base rent per square foot	$15.49	$17.44	$13.34		$15.22
Percent increase in rent per square foot	4.8%	4.5%	(9.4%)		1.2%
Total Re-tenanted and Renewed Space:					
Number of leases	139	43	70		252
Gross leasable area	497,899	166,693	271,042		935,634
New base rent per square foot	$15.81	$18.22	$13.09		$15.45
Prior base rent per square foot	$14.97	$17.64	$14.08		$15.20
Percent increase in rent per square foot	5.6%	3.3%	(7.0%)		1.6%

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 09/30/02

Tanger Outlets

Consolidated Balance Sheets (dollars in thousands)

	09/30/02	06/30/02	03/31/02	12/31/01	09/30/01
Assets					
Rental Property					
Land	$52,345	$50,176	$60,196	$60,158	$59,858
Buildings	571,826	535,438	541,010	539,108	538,342
Total rental property	624,171	585,614	601,206	599,266	598,200
Accumulated depreciation	(168,327)	(161,612)	(155,614)	(148,950)	(142,182)
Total rental property – net	455,844	424,002	445,592	450,316	456,018
Cash	209	204	210	515	198
Deferred charges – net	10,494	10,465	11,084	11,413	11,666
Other assets	13,543	30,783	12,183	14,028	16,406
Total assets	$480,090	$465,454	$469,069	$476,272	$484,288
Liabilities & Shareholders' Equity					
Liabilities					
Debt					
Senior, unsecured notes	$155,609	$155,609	$155,609	$160,509	$175,000
Mortgages payable	175,018	175,603	176,176	176,736	177,285
Lines of credit	16,269	26,625	27,786	20,950	10,628
Total debt	346,896	357,837	359,571	358,195	362,913
Construction trade payables	4,041	4,141	3,934	3,722	6,431
Accounts payable & accruals	14,743	12,943	11,278	16,478	14,191
Total liabilities	365,680	374,921	374,783	378,395	383,535
Minority interest	23,727	19,326	20,386	21,506	22,302
Shareholders' equity					
Preferred shares	1	1	1	1	1
Common shares	90	80	80	79	79
Paid in capital	160,589	138,177	137,684	136,529	136,529
Distributions in excess of net income	(69,672)	(66,619)	(63,370)	(59,534)	(57,403)
Accum. other comprehensive income	(325)	(432)	(495)	(704)	(755)
Total shareholders' equity	90,683	71,207	73,900	76,371	78,451
Total liabilities & shareholders' equity	$480,090	$465,454	$469,069	$476,272	$484,288

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 09/30/02

Tanger Outlets

Consolidated Statements of Operations (dollars and shares in thousands)

	Three Months Ended					YTD	
	09/02	06/02	03/02	12/01	09/01	09/02	09/01
Revenues							
Base rentals	$18,839	$18,532	$18,181	$19,303	$18,393	$55,552	$54,419
Percentage rentals	778	581	597	1,287	598	1,956	1,448
Expense reimbursements	7,411	7,333	7,301	7,548	7,126	22,046	22,171
Other income	1,045	508	573	849	846	2,193	1,923
Total revenues	28,073	26,954	26,652	28,987	26,963	81,747	79,961
Expenses							
Property operating	8,654	8,677	8,656	8,390	8,334	25,988	25,761
General & administrative	2,623	2,092	2,275	2,134	2,012	6,990	6,097
Interest	7,171	7,118	7,129	7,297	7,546	21,418	22,837
Depreciation & amortization	7,201	7,116	7,083	7,143	7,112	21,400	21,070
Total expenses	25,649	25,003	25,143	24,964	25,004	75,796	75,765
Income before income from unconsolidated joint ventures, minority interest, discontinued operations and extraordinary item	2,424	1,951	1,509	4,023	1,959	5,951	4,196
Income from unconsolidated joint ventures	317	--	--	--	--	250	--
Minority interest	(617)	(414)	(294)	(991)	(419)	(1,326)	(793)
Income from continuing operations	2,124	1,537	1,215	3,032	1,540	4,875	3,403
Discontinued operations (1)	184	557	230	231	230	972	690
Income before extraordinary item	2,308	2,094	1,445	3,263	1,770	5,847	4,093
Extraordinary item – loss on early extinguishments of debt	--	--	--	(114)	--	--	(130)
Net Income	2,308	2,094	1,445	3,149	1,770	5,847	3,963
Less applicable preferred share dividends	(443)	(442)	(444)	(443)	(443)	(1,329)	(1,328)
Net income available to common shareholders	$1,865	$1,652	$1,001	$2,706	$1,327	$4,518	$2,635
Basic earnings per common share:							
Income from continuing operations	$.20	$.14	$.10	$.33	$.14	$.44	$.26
Net income	$.22	$.21	$.13	$.34	$.17	$.56	$.33
Diluted earnings per common share:							
Income from continuing operations	$.20	$.13	$.10	$.33	$.14	$.43	$.26
Net income	$.22	$.20	$.12	$.34	$.17	$.55	$.33
Weighted average common shares:							
Basic	8,269	8,015	7,948	7,930	7,930	8,078	7,925
Diluted	8,490	8,229	8,028	7,946	7,954	8,254	7,949

(1) In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long Lived Assets", the results of operations for property disposed of during the year have been reported above as discontinued operations for both the current and prior periods presented. Includes a gain on the sale of a previously leased outparcel of land of $243 for the three and nine months ended September 30, 2002 and a gain on the sale of real estate of $460 for the nine months ended September 30, 2002.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 09/30/02

Tanger Outlets

FFO and FAD Analysis (dollars and shares in thousands)

	Three Months Ended					YTD	
	09/02	06/02	03/02	12/01	09/01	09/02	09/01
Funds from operations:							
Net income	$2,308	$2,094	$1,445	$3,149	$1,770	$5,847	$3,963
Adjusted for -							
Extraordinary item	--		--	114	--	--	130
Minority interest	617	414	294	991	419	1,326	793
Minority interest, depreciation and amortization in discontinued operations	67	293	178	178	178	537	533
Depreciation and amortization uniquely significant to Real estate - wholly owned	7,124	7,042	7,010	7,071	7,043	21,176	20,846
Depreciation and amortization uniquely significant to Real estate – joint ventures	168				--	168	--
Gain on sale of real estate	--	(460)	--	--	--	(460)	--
Funds from operation	$10,284	$9,383	$8,927	$11,503	$9,410	$28,594	$26,265
Funds from operations per share	$.84	$.78	$.76	$.98	$.80	$2.38	$2.24
Funds available for distribution:							
Funds from operations	$10,284	$9,383	$8,927	$11,503	$9,410	$28,594	$26,265
Plus -							
Corporate depreciation excluded above	77	75	73	72	69	225	224
Amortization of finance costs	313	289	303	330	326	905	1,330
Straight line rent adjustment	91	60	41	73	96	192	269
Less -							
2nd generation tenant allowances	(136)	(429)	(1,206)	(1,337)	(1,567)	(1,771)	(4,668)
Capital improvements	(899)	(578)	(370)	(803)	(1,708)	(1,847)	(2,598)
Funds available for distribution	$9,730	$8,800	$7,768	$9,838	$6,626	$26,298	$20,822
Funds available for distribution per share	$.79	$.73	$.66	$.84	$.57	$2.19	$1.78
Dividends paid per share	$.6125	$.6125	$.61	$.61	$.61	$1.8350	$1.8275
FFO payout ratio	73%	79%	80%	62%	76%	77%	82%
FAD payout ratio	78%	84%	92%	73%	107%	84%	103%
Diluted weighted average common shares	12,245	11,985	11,787	11,705	11,713	12,011	11,708

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 09/30/02

Tanger Outlets

Per Weighted Average Gross Leasable Area (GLA) Analysis

	Three Months Ended					YTD	
	09/02	06/02	03/02	12/01	09/01	09/02	09/01
GLA open at end of period -							
Wholly owned (000's)	5,493	5,167	5,332	5,332	5,326	5,493	5,326
Partially owned (000's) (1)	260	260	--	--	--	260	--
Managed properties (000's)	434	105	105	105	105	434	105
Total GLA open at end of period	6,187	5,532	5,437	5,437	5,431	6,187	5,431
Weighted average GLA (000's) (2)	5,245	5,167	5,167	5,165	5,152	5,193	5,124
End of period occupancy (1)	96%	96%	95%	96%	95%	96%	94%
PER SQUARE FOOT							
Revenues							
Base rentals	$3.59	$3.59	$3.52	$3.74	$3.57	$10.70	$10.62
Percentage rentals	.15	.11	.12	.25	.12	.38	.28
Expense reimbursements	1.41	1.42	1.41	1.46	1.38	4.25	4.33
Other income	.20	.10	.11	.16	.16	.42	.38
Total revenues	5.35	5.22	5.16	5.61	5.23	15.75	15.61
Expenses							
Property operating	1.65	1.68	1.68	1.62	1.62	5.00	5.03
General & administrative	.50	.40	.44	.41	.39	1.35	1.19
Interest	1.37	1.38	1.38	1.41	1.46	4.12	4.46
Depreciation & amortization	1.37	1.38	1.37	1.38	1.38	4.12	4.11
Total expenses	4.89	4.84	4.87	4.82	4.85	14.59	14.79
Income before minority interest, discontinued operations and extraordinary item	$.46	$.38	$.29	$.79	$.38	$1.16	$.82
Net operating income	$3.20	$3.14	$3.04	$3.58	$3.22	$9.39	$9.39
Funds from operations	$1.96	$1.82	$1.73	$2.23	$1.83	$5.51	$5.13

(1) Includes one center totaling 260,006 sq. ft. of which Tanger owns a 50% interest through a joint venture arrangement.
(2) Represents GLA of wholly owned properties weighted by months of operation. GLA is not adjusted for fluctuations in occupancy that may occur subsequent to the original opening date.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 09/30/02

Tanger Outlets

Debt Outstanding Summary (dollars in thousands)

As of September 30, 2002			
	Principal Balance	**Interest Rate**	**Maturity Date**
Mortgage debt			
Lancaster, PA	$14,595	9.770%	04/10/05
Commerce I, GA	8,401	9.125%	09/10/05
Branson, MO	24,000	Libor + 1.75%	03/26/06
Commerce II, GA (1)	29,500	Libor + 1.75%	03/26/06
Dalton, GA	11,183	7.875%	04/01/09
Kittery I, ME	6,363	7.875%	04/01/09
San Marcos I, TX	18,994	7.875%	04/01/09
San Marcos II, TX	19,105	7.980%	04/01/09
West Branch, MI	7,099	7.875%	04/01/09
Williamsburg, IA	19,516	7.875%	04/01/09
Blowing Rock, NC	9,688	8.860%	09/01/10
Nags Head, NC	6,574	8.860%	09/01/10
Total mortgage debt	175,018		
Corporate debt			
Unsecured credit facilities	6,000	Libor + (1.60% to 1.75%)	06/30/03
Unsecured credit facilities	10,269	Libor + (1.60% to 1.75%)	06/30/04
1997 Senior unsecured notes	55,609	7.875%	10/24/04
2001 Senior unsecured notes	100,000	9.125%	02/15/08
Total corporate debt	171,878		
Total debt	$346,896		

(1) $25 million of this loan has been fixed until 01/27/03 at 7.72% through the use of an interest rate swap agreement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 09/30/02

Tanger Outlets

Future Scheduled Principal Payments (dollars in thousands)

	As of September 30, 2002		
Year	Scheduled Amortization Payments	Balloon Payments	Total Scheduled Payments
2002	$570	$ ------	$570
2003 (1)	2,516	6,000	8,516
2004 (1)	2,737	65,878	68,615
2005	2,556	20,577	23,133
2006	2,168	53,500	55,668
2007	2,349	--	2,349
2008	2,545	100,000	102,545
2009	967	70,474	71,441
2010	181	13,878	14,059
2011	--	--	--
2012 & thereafter	--	--	--
	$16,589	$330,307	$346,896

(1) Balloon payments in 2003 and 2004 include $6,000 and $10,269, respectively relating to amounts outstanding under the unsecured credit facilities.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 09/30/02

Tanger Outlets

Investor Information

Tanger Outlet Centers welcomes any questions or comments from shareholders, analysts, investment managers, media and prospective investors. Please address all inquiries to our Investor Relations Department.

Tanger Factory Outlet Centers, Inc.
Investor Relations
Phone: (336) 292-3010 ext 6865
Fax: (336) 297-0931
e-mail: tangermail@tangeroutlet.com
Mail: Tanger Factory Outlet Centers, Inc.
             3200 Northline Avenue
             Suite 360
             Greensboro, NC 27408

Tanger Outlets